[Chapman and Cutler LLP Letterhead]

November 4, 2021

VIA EDGAR CORRESPONDENCE

Lisa Larkin

Christopher R. Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II (the “Trust”) File Nos. 333-258722; 811-23725

Dear Ms. Larkin and Mr. Bellacicco:

On August 27, 2021, we received the written comments of Christopher R. Bellacicco of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust I (the “Prior Trust”) on July 30, 2021 (the “Original Registration Statement”). The Original Registration Statement relates to the Valkyrie Bitcoin Miners ETF and Valkyrie U.S. Innovative Balance Sheet ETF (each a “Fund” and collectively, the “Funds”). After consultation with the Staff, the Trust has determined to file post-effective amendments (the “Amendments”) to its registration statement on Form N-1A (the “Registration Statement”) to add the Funds as new series of the Trust in substantially the same form as proposed in the Original Registration Statement, subject to the changes noted below. The Prior Trust is no longer seeking to register the Shares of the Funds and no securities have been sold pursuant to the Original Registration Statement. For the convenience of the Staff’s review of the Amendments, we are responding to Staff’s comments to the Original Registration Statement as if such comments had been provided to the Trust regarding the Amendments. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Funds and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please provide responses to all of the Staff’s comments in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act, accompanied by a supplemental letter that includes the Funds’ responses to each comment.

Response to Comment 1

The Funds confirm they will respond in accordance with the Staff’s above-referenced request.

Comment 2 – Principal Investment Strategies - Bitcoin Miners ETF

The disclosure states that the Fund will invest in “securities of companies engaged in bitcoin mining operations or those companies providing specialized chips, hardware and software or other services to companies engaged in bitcoin mining.”

(a)       Please disclose how the Adviser decides in which companies to invest, including the characteristics it looks for in evaluating potential investment opportunities.

(b)       Please disclose the nature of such investments. For example, please discuss whether such companies would be publicly traded or private. Similarly, please discuss the extent to which such investments will be in equity securities, including common or preferred stock, or debt securities.

(c)       Please supplementally provide the Staff with an anticipated or example model portfolio identifying the issuer, business description, the percentage of the issuer’s revenue derived from bitcoin mining, portfolio weight, market cap, and primary exchange listing. Please provide this information for each of the top 20 anticipated holdings.

Response to Comment 2

Please refer to the Trust’s responses below.

(a) In accordance with the Staff’s comment, the following will be added to the Trust’s prospectus:

The Fund’s selection universe includes common stock and American Depositary Receipts (“ADRs”) listed on global securities exchanges, including U.S. dollar denominated and non-U.S. dollar denominated securities issued by U.S. and non-U.S. companies, including companies operating in emerging market countries. The Fund may also invest no more than 5% of the Fund’s net assets may be invested in the debt instruments of bitcoin mining companies. A significant portion of the Fund’s investments may be in issuers with small market capitalizations. The Sub-Adviser evaluates all companies comprising the selection universe and identifies eligible bitcoin mining companies. From these companies, the Sub-Adviser will invest at least 80% of its net assets in those bitcoin mining companies that it believes are well positioned to succeed and provide the best opportunity for capital appreciation. The Fund may also invest up to 20% of the portfolio in companies that (i) hold a significant portion of their net assets in bitcoin on their balance sheet as can be reasonably determined by the company’s annual filings (e.g. filings on Form 10k or foreign equivalents) from the past 12 months; and/or (ii) derive a significant portion of their revenue or profits directly from mining, lending, transacting in bitcoin, or manufacturing bitcoin mining equipment as can be reasonably determined by the company’s annual filings from the past 12 months.

(b) The disclosure has been updated in accordance with the Staff’s comment.

(c) Please see the attached model portfolio attached as Exhibit A hereto.

Comment 3 – Principal Investment Strategies - Bitcoin Miners ETF

The Staff notes that the Fund will invest at least 80% of its net assets in companies related to bitcoin mining. When the Fund invests less than 100% of its net assets in such companies, please explain how it will invest the remainder of its portfolio. For example, will it hold government securities, cash or another type of investment?

Response to Comment 3

The Adviser expects that that any non-bitcoin miner investments that are in the bitcoin ecosystem, which could include companies such as MicroStrategy, Coinbase and Tesla. Govt Securities and cash are available as investments in times of market or sector distress. The prospectus has been revised accordingly.

Comment 4 – Principal Investment Strategies - Bitcoin Miners ETF

The Staff notes that the disclosure states that the Fund may invest in non-U.S. securities, including securities issued by companies operating in emerging markets. Please disclose how the Fund defines an emerging market.

Response to Comment 4

The Fund considers emerging market countries to be those as eligible for inclusion in the FTSE Emerging Index. Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 5 – Principal Investment Strategies - Bitcoin Miners ETF

The Staff notes the disclosure states, “to add blocks to the Blockchain, a miner must map an input data set . . . to a desired output data set . . . using the SHA 256 cryptographic hash algorithm.” Please explain what this SHA 256 cryptographic hash algorithm is in plain English.

Response to Comment 5

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“. . . using the SHA 256 cryptographic hash algorithm. Cryptographic hash algorithms operate as a “signature” for a text or data file, with the SHA 256 cryptographic hash algorithm generating an almost unique 256-bit signature for a text.”

Comment 6 – Principal Risks - Bitcoin Miners ETF

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the ETF, the remaining risks may be alphabetized. See ADI 2019-08, Improving Principal Risk Disclosure.

Response to Comment 6

The Bitcoin Miners ETF respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Bitcoin Miners ETF has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 7 – Principal Risks - Bitcoin Miners ETF

Please include a specific bitcoin miner or bitcoin mining risk discussing the impact of regulatory or jurisdictional bans that could disrupt an underlying investment’s operations. For example, many bitcoin mining operations recently were disrupted when the Chinese government banned cryptocurrency mining within its jurisdiction.

Response to Comment 7

Pursuant to the Staff’s request, the disclosure has been revised to include risks applicable to Mining.

Comment 8 – Principal Risks - Bitcoin Miners ETF

The Staff notes that the “Bitcoin Investing Risk” discusses specific instances of large security breaches or cyber-attacks. Given this, please include the recent hack related to Poly Network platform on August 10, 2021.

Response to Comment 8

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 9 – Management of the Fund – Bitcoin Miners ETF

The Staff notes that the heading to the subsection “Management Fee” includes a superscript for a footnote; however, the footnote appears to be missing. Please revise.

Response to Comment 9

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 10 – General – U.S. Innovative Balance Sheet ETF

The Staff notes that the name “Valkyrie” is misspelled at the top of page one of the summary prospectus. Please revise.

Response to Comment 10

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 11 – Principal Investment Strategies - U.S. Innovative Balance Sheet ETF

The Staff notes that the disclosure provides that the Fund plans to invest principally in “operating companies that directly or indirectly invest in, transact in, or otherwise have exposure to bitcoin or the bitcoin ecosystem” (emphasis added). However, the strategy disclosure does not address how the Adviser and/or Sub-Adviser will determine the extent or materiality of an operating company's bitcoin-related activities. It is also unclear how the Adviser and/or Sub-Adviser can isolate or limit the impact of other business activities unrelated to bitcoin. The Staff is concerned that investors may overestimate the impact of bitcoin on the Fund’s investments as a result of the inability to isolate business activities.

(a)       Please explain to the Staff the Fund’s plans for avoiding investor confusion on this topic and consider enhanced strategy and risk disclosure related to it.

(b)       Please explain to the Staff how the Adviser and/or Sub-Adviser will determine that a company “otherwise” has exposure to bitcoin.

Response to Comment 11

(a) The Adviser and Sub-Adviser believe that any exposure to bitcoin on a company’s balance sheet is sufficient to indicate that it is innovating in the way it manages its assets, and therefore appropriate for consideration in the Fund’s portfolio. Accordingly, the Principal Investment Strategy has been revised to clarify that the portfolio may include companies that hold or transact in relatively small amounts of bitcoin. It has further been revised to start that investors seeking direct exposure to the price of bitcoin should consider another investment other than the Fund.

(b) The Adviser and Sub-Adviser consider companies that “otherwise” have exposure to bitcoin as service providers such as custodians or trading companies that may not hold bitcoin directly but have significant exposure through their business to changes in the price of bitcoin that would affect their balance sheet. Examples consistent with this explanation have been added to the Principal Investment Strategy.

Comment 12 – Principal Investment Strategies - U.S. Innovative Balance Sheet ETF

The Staff notes the disclosure suggests that the Fund may invest in “companies that provide other technology, equipment or services to companies operating in the bitcoin ecosystem.”

(a)       Please explain to the Staff what makes the balances sheets of companies providing such technology, equipment or services innovative.

(b)       Similarly, please explain to the Staff why a company’s balance sheet is innovative simply by operating in the bitcoin ecosystem. For example, the Staff notes that a software company may provide software for a component of the bitcoin ecosystem, but not be exposed to bitcoin.

Response to Comment 12

As noted above, the Adviser and Sub-Adviser consider companies whose financial performance is affected by the price and development of bitcoin to be innovative in the way they manage their balance sheet. However, to clarify the Fund’s investment strategy, the Principal Investment Strategy has been revised such that 80% of the net assets of the Fund will be invested in U.S. companies that directly or indirectly invest in, transact in, or otherwise have exposure to bitcoin, and up to 20% in companies that do not meet the innovative balance sheet criteria but are otherwise involved in the bitcoin ecosystem.

Comment 13 – Principal Investment Strategies - U.S. Innovative Balance Sheet ETF

The Staff notes the disclosure states that the Fund “may invest in companies that invest in or have any portion of their assets accounted for by direct bitcoin holdings.”

(a)       Please supplementally explain, with a view to disclosure, the bitcoin-focused investment vehicles (if any) in which the Fund plans to invest and any percentage limitations by which the ETF plans to abide. Is this referring to companies such as Grayscale Bitcoin Trust, Canadian-registered ETFs or European products or is this referring to other operating companies with bitcoin exposure, such as, for example, PayPal Holdings, Inc. or Tesla, Inc.?

(b)       Please supplementally provide the Staff with an anticipated or example model portfolio identifying the issuer, business description, portfolio weight, country, industry, market cap, and primary exchange listing. Please provide this information for each of the top 20 anticipated holdings.

Response to Comment 13

(a)       The Principal Investment Strategy to revised to disclose that pooled investment vehicles such as those mentioned in the comment above will be limited to no more than 5% of the assets of the Fund.

(b)       Please see the attached model portfolio attached as Exhibit B hereto.

Comment 14 – Principal Investment Strategies - U.S. Innovative Balance Sheet ETF

The Staff notes that the disclosure provides that the Sub-Adviser “constructs the [ETF’s] portfolio by utilizing its proprietary model and research to determine the securities of innovative balance sheet issuers that it believes may demonstrate the best total return potential.”

(a)        Please explain in greater detail how the Sub-Adviser will select issuers having “the best total return potential,” including the type of data that the Sub-Adviser will consider.

(b)       Please also clarify how the Sub-Adviser will determine the source of returns and their relationship to the operating company’s bitcoin exposure.

Response to Comment 14

(a)       The Principal Investment Strategy has been revised to disclose the financial metrics on which the Sub-Adviser will rely to make investment decisions.

(b)       The Principal Investment Strategy has been update to disclosure that the percentage of bitcoin on a particular company’s balance sheet will be considered alongside the other financial metrics to determine the weighting of such companies in the portfolio.

Comment 15 – Principal Investment Strategies - U.S. Innovative Balance Sheet ETF

The Staff notes the disclosure states that the Fund also may invest in securities issued by companies that the Sub-Adviser believes will meet relevant criteria for having an innovative balance sheet within the next one to three years. Please disclose how the Sub-Adviser determines whether a company will meet such criteria within the next one to three years.

Response to Comment 15

In accordance with the Staff’s comment, the Principal Investment Strategy has been updated to include the following disclosure: “In making such determination, the Sub-Adviser will consider, among other things, whether a company accepts payment for goods and services in bitcoin and whether a larger balance sheet exposure to bitcoin would be expected based on existing or announced activities of the company.”

Comment 16 – Principal Investment Strategies - U.S. Innovative Balance Sheet ETF

The Staff notes that the disclosure states that the Fund “may invest up to 5% of its assets in the securities of funds or trusts that hold bitcoin.”

(a)       Please explain what types of funds or trusts in which the Fund will invest that hold bitcoin and the extent of the holdings in a given fund or trust’s portfolio.

(b)       Please supplementally explain to the Staff any plans the Fund has in place to take custody of cryptocurrencies and digital assets, such as bitcoin, if, for example, a fund or trust distributes bitcoin as an in-kind distribution or redemption to the ETF.

(c)       Please also supplementally explain how the Fund ETF plans to address the risk that it may not qualify as a RIC because income derived from digital assets and cryptocurrencies, such as bitcoin, is not qualifying income under Subchapter M of the Tax Code. Please include a description of that risk.

(d)       Please supplementally explain how the Fund will value its investments in such funds or trusts. In your response, explain to the Staff how the Fund is comfortable that the funds or trusts are accurately determining their own values, given the unregulated nature of the markets for cryptocurrencies and digital assets and the related manipulation risks in those markets. The Staff may have additional questions depending upon your response.

Response to Comment 16

(a)       In accordance with the Staff’s comment, the Principal Investment Strategy has been updated to disclose that the Fund may invest in privately offered, open-end investment vehicles whose shares trade in over-the-counter markets (e.g., GBTC) and Canadian exchange traded funds.

(b)       The Fund has no current plans to take custody of any cryptocurrency or digital assets. In the event a portfolio holding were to distribute such assets in-kind, the Adviser would consult with legal, accounting and tax counsel on what would be in the best interest of the Fund, but expects that as a general matter such assets would be sold expeditiously and not retained for any extended period of time.

(c)       The Fund plans to monitor its compliance various tests required to establish itself as a RIC under Subchapter M of the Code. The investment strategy provides the Sub-Adviser with flexibility to manage the Fund’s portfolio to comply with such requirements. While the Fund may receive some non qualifying income, the Fund does not expect it will represent a substantial portion of the Fund’s income.

(d)       With respect to exchange traded funds listed on a foreign securities exchange, such as Canadian ETFs, the Fund expects that such funds will be valued at the last sale price on which they are principally traded, in accordance with the Board approved valuation policies and procedures. With respect to securities traded in an over-the-counter market, such securities are expected to be valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price in accordance with the Board approved valuation policies and procedures. The Fund believes that several recent developments in the bitcoin market, including the maturation of the bitcoin futures market and the entry of institutional participants into the market, have made the bitcoin markets more resilient to manipulation than they once were. Accordingly, products that look to value their own securities based on the price of bitcoin, including by reference to a reference rate such as the CME CF Bitcoin Reference Rate, are generally reliable for purposed of deriving a valuation.

Comment 17 – Additional Risks of Investing in the Fund – U.S. Innovative Balance Sheet ETF

The Staff notes that Convertible Securities, Currency, Depositary Receipts, Emerging Markets, Non-U.S. Securities and Preferred Securities Risks are listed as non-principal risks. However, the principal investment strategy disclosure indicates that the Fund may invest (i) up to 15% of its net assets in convertible notes and preferred securities; and (ii) up to 10% of its net assets in non-U.S. securities (including securities issued by companies operating in emerging market countries) either directly or through the use of American depositary receipts. Based on the percentages in which the Fund may invest in these securities, please explain to the staff why such corresponding risks are listed as non-principal risks rather than principal risks.

Response to Comment 17

Pursuant to the Staff’s comment, the disclosure has been revised so the above-referenced risks appear in the Principal Risk Section.

Comment 18 – Statement of Additional Information – Investment Strategies – Bitcoin Miners ETF

The Staff notes the disclosure states the Fund will invest in “securities of operating companies that have innovative balance sheets . . . .” Please revise the sentence, as this is the SAI for the Bitcoin Miners ETF.

Response to Comment 18

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 19 – Statement of Additional Information – Control Persons and Principal Holders of Securities – Bitcoin Miners ETF

Please state the name and address of any person who controls the Fund as of a specified date no more than 30 days prior to the date of filing the registration statement. See Item 18(a) of Form N-1A.

Response to Comment 19

Pursuant to the Staff’s comments, the disclosure will be revised accordingly before the applicable Amendment becomes effective.

Comment 20 – Statement of Additional Information – Investment Adviser and Other Service Providers – Bitcoin Miners ETF

For each of the categories identified in the table regarding portfolio managers, please disclose the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account. See Item 20(a)(3) of Form N-1A.

Response to Comment 20

Pursuant to the Staff’s comments, the disclosure will be revised accordingly before the applicable Amendment becomes effective.

Comment 21 – Statement of Additional Information – Investment Adviser and Other Service Providers – Bitcoin Miners ETF

The Staff notes the disclosure states that, for rendering administrative and bookkeeping services, the Administrator is paid an annual fee based on the average net assets of the Fund. Please disclose this fee. See Item 19(h)(1) of Form N-1A.

Response to Comment 21

Pursuant to the Staff’s comments, the disclosure will be revised accordingly before the applicable Amendment becomes effective.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren

Morrison C. Warren

Exhibit A

Valkyrie Bitcoin Miners ETF
Sample Portfolio

Exhibit B

Valkyrie U.S. Innovative Balance Sheet ETF
Sample Portfolio